Exhibit (h)(7)

Amended Exhibit A
(Effective as of March 1, 2020)

Name of Fund	Expense Reduction Amount (% of average net assets)	Original Effective Date	Amended Expense Reduction Term

Amplify CWP Enhanced Dividend Income ETF (formerly Amplify YieldShares CWP Dividend & Option Income ETF)	___[1]	October 22, 2018	March 1, 2021

Amplify Transformational Data Sharing ETF	0.20%	January 16, 2019	March 1, 2021

Amplify Advanced Battery Metals and Materials ETF	0.20%	May 23, 2018	March 1, 2021

Amplify Seymour Cannabis ETF	___[2]	March 1, 2020	March 1, 2021

[1]	Such amount that limits the Expense Ratio to not more than 0.49% of the daily net assets of the Fund.
[2]	Such amount that limits the Expense Ratio to not more than 0.75% of the daily net assets of the Fund.